The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

November 30, 2009

Ms. Tracey L. McNeil, Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3392
Fax Number: (703) 813-6982

Re:	Sandalwood Ventures, Ltd.
Registration Statement on Form S-l
File Number 333-162557
Filed October 19, 2009

Dear Ms. McNeil,

In response to your comment letter dated November 16, 2009, Sandalwood Ventures, Ltd. (the “Company,” “Sandalwood,” “we,” and “us”) has provided its responses below. We have also enclosed three red-lined copies of the Amended Registration Statement to assist you in your review.

Risk Factors

General

1.
Many of your risk factors contain language such as "we can make no assurances" and "there can be no assurance". The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurance.  Please remove all such disclosure and revise your risk factors accordingly to address the particular risk rather than your ability to offer assurance.

RESPONSE:

The Company has revised the risk factors as you have requested.

"If the registration statement of which this prospectus is a part...."

2.
Expand this risk factor to indicate that your lack of experienced personnel may impair your ability to maintain effective internal controls over financial reporting and disclosure controls and procedures, which may result in material misstatements of your financial statements and an inability to provide accurate financial information to your stockholders.

RESPONSE:

The Company has revised the risk factor as you have requested.

3.
With a view toward disclosure, tell us how Mr. Slater will monitor financial controls and provide accurate financial information to stockholders once this registration statement becomes effective and until you are able to hire the necessary experienced personnel.

RESPONSE:

The Company has engaged a bookkeeper to assist Mr. Slater, the Company’s sole officer and Director, with monitoring the Company’s financial controls to insure that accurate financial information is provided in the Company’s filings; however, there is still a risk that the Company’s financial information will be incorrect and as such the Company has added additional disclosure to the risk factor entitled “Our Sole Officer And Director Lacks Technical And/Or Exploration Experience . . .” describing such risks.

4.
In addition, given your financial condition and lack of experienced personnel, tell us how you plan to comply with, and cover the cost of, your periodic reporting requirements once this registration statement becomes effective.

RESPONSE:

The Company will use any funds raised through the exercise of its outstanding warrants (as described in the registration statement under “Use of Proceeds”) for working capital purposes, including paying its legal and accounting service providers for its ongoing periodic reporting requirements.  Additionally, as described in the registration statement under “Liquidity and Capital Resources”, the Company plans to seek out additional debt and/or equity financing following the effectiveness of the registration statement to support its exploration activities and continued cost of its periodic reporting requirements.  While Mr. Slater does not have any previous experience with the reporting obligations of public companies, he is aware of such requirements and the required steps and filings that the Company will be required to take and file, respectively, to comply with such requirements, and will also look to his legal counsel and independent registered accounting firms for guidance and counsel regarding such requirements.  As such, Mr. Slater is confident that the Company will be able to comply with its periodic and current reporting requirements once the registration statement becomes effective.

"Our sole officer and director lacks technical and/or exploration expertise ....."

5.
Given your financial condition and lack of experienced personnel, expand your discussion to provide further detail about your current and ongoing ability to successfully implement your business plan and manage your growth. We note that your mineral claim is located in Nevada, and that your sole officer/director/employee:

•           is located in Scotland;
•           devotes approximately 15 hours per week to your operations;
•           is employed by another company; and
•           lacks training and expertise in mining operations.

RESPONSE:

The Company has added additional disclosure of the risks associated with Mr. Slater’s location, limited available time and outside employment as you have requested as well as the fact that the Company relies on consultants in the United States.

Directors, Executive Officers, Promoters and Control Persons

6.	Please enhance your disclosure to include the nature of Mr. Slater's occupation with Chevron Offshore from January 2007 to date. See Item 401(e) of Regulation S-K.

RESPONSE:

The Company has updated its disclosures regarding Mr. Slater’s services and responsibilities with Chevron Offshore and also updated the Registration Statement with Mr. Slater’s current employment.

Forward Looking Statements

7.
Please revise your disclosure to clarify that you do have an obligation to update and promptly disseminate revised disclosure in the event that your existing disclosure fundamentally or materially changes. See Item 512(a)(ii) of Regulation S-K.

RESPONSE:

The Company has revised the disclosure as requested.

Management's Discussion and Analysis

Mineral Property Acquisition, Exploration and Development Costs

8.
Tell us the process by which the company "evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded." We note your risk factor disclosure that the company lacks personnel with finance and accounting expertise.

RESPONSE:

The Company will initially rely on assistance from its bookkeeper to assist Mr. Slater with the accounting treatment of its capitalized mining costs and related property, plant and equipment costs, if any, including any impairment thereto. Moving forward, in the event the Company requires additional accounting expertise, the Company plans to engage an accounting consultant and/or hire additional accounting personnel, funding permitting.  However, as stated in Note 1 to the audited financial statements, “[m]ineral property acquisition, exploration and related costs are expensed as incurred unless proven and probable reserves exist and the property may commercially be mined. When it has been determined that a mineral property can be economically developed, the costs incurred to develop such property, including costs to further delineate the ore body and develop the property for production, may be capitalized.”  As the Company does not have any “proven and probable reserves” and/or as a result, any “capitalized mining costs”, or “related property, plant and equipment costs” at this time, the Company has not had to make any determinations and/or evaluate whether any such capitalized mining costs are in excess of their net realizable value and if an impairment needs to be recorded.  The Company does not anticipate being able to determine if it has any “proven and probable reserves” until at least until it is able to complete its exploration activities as detailed in the Form S-1, and is confident that in the event the Company does have “proven and probable” reserves at that time, it will be able to raise sufficient funding to hire additional accounting personnel, if needed.

Plan of Distribution and Selling Stockholders

9.
Identify as underwriters all selling shareholders who are registered broker-dealers. Otherwise, confirm to us that all securities being resold by registered broker-dealers constitute compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling shareholders unless you can confirm to us that (1) each purchased its securities in the ordinary course of business and (2) at the time of purchase, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

RESPONSE:

The Company has added additional disclosure as to the fact that no selling shareholders are registered broker-dealers or affiliates of broker-dealers.

Financial Statements

10.
Please update your registration statement to include financial statements covering subsequent interim periods for any amendment filed after November 12, 2009, to comply with Rule 8-08 of Regulation S-X.

RESPONSE:

The Registration Statement has been updated as requested.

Exhibit 5.1

11.
With regard to the limitation on reliance in the paragraph of the opinion beginning with the words "This opinion is being delivered and is intended for use ...", the purchasers of the securities are entitled to rely upon the legal opinion, and counsel must avoid statements to the contrary. Please file a revised legal opinion, or obtain an explanation from counsel regarding why this limitation is necessary and appropriate. We may have further comments after reviewing counsel's explanation.

RESPONSE:

The Opinion has been updated to remove the limiting language as requested.

12.
The opinion states that it is based upon counsel's "knowledge of law and facts as of its date" and that counsel has assumed no duty to update it. Please note, however, that the opinion must be expressed as of the effective date of the registration statement. Please have counsel revise its opinion accordingly.

RESPONSE:

The Opinion has been updated to clarify that the Opinion is expressed as of the effective date of the Registration Statement.

Signatures

13.	Please revise to identify the individual signing the registration statement in the capacity of principal financial officer, in accordance with Instruction 1 to the Signatures requirement of Form S-l.

RESPONSE:

The Company has revised the disclosure as requested.

Regards,

/s/ John S. Gillies
John S. Gillies
Associate